                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                         INTERMEDIA COMMUNICATIONS INC.
--------------------------------------------------------------------------------

                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $ 0.01 PER SHARE
--------------------------------------------------------------------------------

                         (TITLE OF CLASS OF SECURITIES)


                                    458801107
                          -----------------------------
                                 (CUSIP NUMBER)

            KKR 1996 FUND L.P., KKR PARTNERS II, L.P., KKR ASSOCIATES
            1996 L.P., KKR 1996 GP LLC, KKR ASSOCIATES (STRATA) L.P.,
                          STRATA LLC, ICI VENTURES LLC
                        C/O KOHLBERG KRAVIS ROBERTS & CO.
           9 WEST 57TH STREET, NEW YORK, NEW YORK 10019 (212) 750-8300
--------------------------------------------------------------------------------

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)

                                FEBRUARY 17, 2000
                           ---------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX / /.

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13d-1(a) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                               PAGE 1 of 26 PAGES

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 458801107                                           PAGE 2 OF 26 PAGES
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   KKR 1996 FUND L.P.
--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
          ----------------------------------------------------------------------
                                                                        (b) / /
--------------------------------------------------------------------------------

   3      SEC USE ONLY


--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

          OO, AF (SEE ITEM 3)
--------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------

                           7     SOLE VOTING POWER
                                        0
      NUMBER OF          -------------------------------------------------------
        SHARES             8     SHARED VOTING POWER
BENEFICIALLY OWNED BY                   12.7%
         EACH            -------------------------------------------------------
      REPORTING
        PERSON             9     SOLE DISPOSITIVE POWER
         WITH                             0
                         -------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                          12.7%
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   12.7%
--------------------------------------------------------------------------------

   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   12.7%
--------------------------------------------------------------------------------

   14 TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP NO. 458801107                                           PAGE 3 OF 26 PAGES
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   KKR PARTNERS II, L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO, AF (SEE ITEM 3)
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                              / /
--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------

                           7     SOLE VOTING POWER
      NUMBER OF                           0
        SHARES             -----------------------------------------------------
BENEFICIALLY OWNED BY       8     SHARED VOTING POWER
         EACH                            12.7%
      REPORTING            -----------------------------------------------------
        PERSON              9     SOLE DISPOSITIVE POWER
         WITH                              0
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                          12.7%
--------------------------------------------------------------------------------

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   12.7%
--------------------------------------------------------------------------------

   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------

   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   12.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP NO. 458801107                                          PAGE 4 OF 26 PAGES
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   KKR ASSOCIATES 1996 L.P.
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          OO, AF (SEE ITEM 3)
--------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF                           0
        SHARES            ------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH                            12.7%
      REPORTING           ------------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER
         WITH                             0
                          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                          12.7%
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   12.7%
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

--------------------------------------------------------------------------------

   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   12.7%
--------------------------------------------------------------------------------

   14 TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 458801107                                           PAGE 5 OF 26 PAGES
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   KKR 1996 GP LLC
--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO, AF (SEE ITEM 3)
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF                           0
        SHARES            ------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH                             12.7%
      REPORTING           ------------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER
         WITH                              0
                          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                          12.7%
--------------------------------------------------------------------------------

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   12.7%
--------------------------------------------------------------------------------

   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   12.7%
--------------------------------------------------------------------------------
   14 TYPE OF REPORTING PERSON*

                   OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 458801107                                           PAGE 6 OF 26 PAGES
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   KKR ASSOCIATES (STRATA) L.P.
--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO, AF (SEE ITEM 3)
--------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF                           0
        SHARES            ------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH                              12.7%
      REPORTING           ------------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER
         WITH                               0
                          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                          12.7%
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   12.7%
--------------------------------------------------------------------------------

   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   12.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 458801107                                           PAGE 7 OF 26 PAGES
--------------------------------------------------------------------------------

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   STRATA LLC
--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*

          OO, AF (SEE ITEM 3)
--------------------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF                           0
        SHARES            ------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH                            12.7%
      REPORTING           ------------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER
         WITH
                                           0
                          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          12.7%
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   12.7%
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   12.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 458801107                                          PAGE 8 OF 26 PAGES
--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   ICI VENTURES LLC
--------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO, AF (SEE ITEM 3)
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            / /
--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE
--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF                           0
        SHARES            ------------------------------------------------------
BENEFICIALLY OWNED BY      8     SHARED VOTING POWER
         EACH                             12.7%
      REPORTING           ------------------------------------------------------
        PERSON             9     SOLE DISPOSITIVE POWER
         WITH
                                            0
                          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                          12.7%
--------------------------------------------------------------------------------

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   12.7%
--------------------------------------------------------------------------------

   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
   13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   12.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                              Page 9 of 26 Pages

         ITEM 1.  SECURITY AND ISSUER.

                           This statement relates to shares of common stock, $0.01 par value per share ("Issuer Common Stock"), of Intermedia Communications Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3625 Queen Palm Drive, Tampa, Florida 33619.

         ITEM 2.  IDENTITY AND BACKGROUND.

                           This statement is being filed jointly by KKR 1996 Fund L.P., a Delaware limited partnership ("KKR 1996 Fund"), KKR Associates 1996 L.P., a Delaware limited partnership ("KKR Associates 1996"), KKR 1996 GP LLC, a Delaware limited liability company ("KKR 1996 LLC"), KKR Partners II, L.P., a Delaware limited partnership ("KKR Partners"), KKR Associates (Strata) L.P., a Delaware limited partnership ("KKR Associates Strata"), Strata LLC, a Delaware limited liability company ("Strata LLC"), and ICI Ventures LLC, a Delaware limited liability company ("ICI Ventures" and, together with KKR 1996 Fund, KKR Associates 1996, KKR 1996 LLC, KKR Partners, KKR Associates Strata and Strata LLC, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.
                           ICI Ventures was formed to effect the transaction described in Item 4 below and has not engaged in any activities other than incident to its formation and such transactions. KKR 1996 Fund and KKR Partners are the sole members of ICI Ventures.

                  KKR Associates 1996 is the sole general partner of KKR 1996 Fund, and KKR 1996 LLC is the sole general partner of KKR Associates 1996. KKR Associates Strata is the sole general partner of KKR Partners, and Strata LLC is the sole general partner of KKR Associates Strata. Each of KKR 1996 Fund and KKR Partners is principally engaged in the business of investing in other companies. Each of KKR Associates 1996, KKR 1996 LLC, KKR Associates Strata and Strata LLC is

                                                             Page 10 of 26 Pages

principally engaged in the business of investing in other companies through partnerships and limited liability companies.

         The address of the principal business and office of each of the Reporting Persons is 9 West 57th Street, New York, New York 10019.

         Messrs. Henry R. Kravis and George R. Roberts are the managing members of KKR 1996 LLC and members of the executive committee of Strata LLC. The other members of each of KKR 1996 LLC and Strata LLC are Robert I. MacDonnell, Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Scott M. Stuart and Edward A. Gilhuly. Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Stuart and Gilhuly are each United States citizens, and the present principal occupation or employment of each is as a managing member or member of KKR & Co. L.L.C., a Delaware limited liability company which is the general partner of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), a private investment firm, the addresses of which are 9 West 57th Street, New York, New York 10019, 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025 and 3 St. James Square, London, SW1Y 4JU, England. The business address of Messrs. Kravis, Raether, Tokarz, Golkin and Stuart is 9 West 57th Street, New York, New York 10019; the business address of Messrs. Roberts, MacDonnell, Michelson and Greene is 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; and the business address of Mr. Gilhuly is 3 St. James Square, London, SW1Y 4JU, England.

                  During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is

                                                             Page 11 of 26 Pages


subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds used in connection with the purchase of the Securities (as defined in Item 4) consisted of $200,000,000. These funds were provided from general funds available to ICI Ventures and its affiliates.

ITEM 4.  PURPOSE OF TRANSACTION.

PURCHASE AGREEMENT; TERMS OF THE SERIES G STOCK

         Pursuant to a Purchase Agreement, dated as of January 11, 2000 (the "Purchase Agreement"), between the Issuer and ICI Ventures, on February 17, 2000, ICI Ventures purchased an aggregate of 200,000 shares of the Issuer's 7% Series G Junior Convertible Participating Preferred Stock (the "Series G Stock") and warrants to purchase initially up to 2,000,000 shares of Issuer Common Stock (the "Warrants," and together with the Series G Stock, the "Securities") for an aggregate purchase price of $200,000,000. Each share of Series G Stock is convertible at any time at the holder's option, in lots of 100 shares of Series G Stock or integral multiples thereof, at an initial conversion price of $36.00 per share into a total of 5,555,556 shares of Issuer Common Stock, subject to anti-dilution adjustments. The Warrants were issued pursuant to two separate warrant agreements, one reflecting Warrants to purchase up to 1,000,000 shares of Issuer Common Stock at $40.00 per share and one reflecting Warrants to purchase up to 1,000,000 shares of Issuer Common Stock at $45.00 per share, in each case subject to anti-dilution adjustments.

                  The Series G Stock ranks senior to Issuer Common Stock, on a parity with the Issuer's Series D Junior Convertible Preferred Stock, Series E Junior Convertible Preferred Stock and Series F Junior Convertible Preferred Stock and junior to the Issuer's Series B Redeemable Exchangeable

                                                             Page 12 of 26 Pages

Preferred Stock (the "Series B Stock"). Holders of the Series G Stock will be entitled to receive dividends, at a rate per annum equal to seven percent of the Liquidation Preference (as defined below) per share plus all compounded, accumulated but unpaid dividends, payable and compounded quarterly. The dividends will be payable either (i) in cash, (ii) in shares of Issuer Common Stock (based on the average price per share of the Issuer Common Stock over a specified period, calculated in accordance with the terms of Certificate of Designation of Voting Power, Designation Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions (the "Certificate of Designation")) or (iii) through any combination of the foregoing, at the option of the Issuer. In addition, when and if the board of directors of the Issuer (the "Board") declares dividends on the Issuer Common Stock, holders of the Series G Stock are entitled to receive the amount of dividends as would have been payable to such holders if such shares had been converted into Issuer Common Stock.

                  Each holder of Series G Stock is entitled to the number of votes equal to the number of whole shares of Issuer Common Stock into which all of such holder's shares of Series G Stock are convertible, with respect to all matters submitted for stockholder approval. Except as provided by law or by the express terms of the Series G Stock, such holders vote together with holders of the Issuer Common Stock as a single class.

                  Until less than 100,000 shares of Series G Stock remain outstanding, the holders of a majority of the outstanding Series G Stock, voting together as a single class, are entitled to elect two members to the Board and the designees of the holders will have the right to receive certain financial information from the Issuer. For so long as more than 100,000 shares of Series G Stock remain outstanding, the Board shall not consist of more than 10 members, plus any additional members elected by the holders of the Series G Stock following an Event of Default (as defined below). Effective February

                                                             Page 13 of 26 Pages

17, 2000, James H. Greene, Jr., a member of KKR 1996 LLC and Strata LLC, and Alex Navab, an executive of KKR, were appointed to the Board by the directors of the Issuer.

                  Under the terms of the Purchase Agreement, if at any time there are no longer more than 100,000 shares of Series G Stock outstanding, and at such time, (i) ICI Ventures and its affiliates hold in the aggregate at least 3,780,000 shares of Issuer Common Stock (assuming conversion of all shares of Series G Stock and exercise of all Warrants), ICI Ventures will have the right to appoint two members of the Board or (ii) ICI Ventures and its affiliates hold in the aggregate at least 1,890,000 shares of Issuer Common Stock (assuming conversion of all shares of Series G Stock and exercise of all Warrants), ICI Ventures will have the right to appoint one member to the Board. For so long as ICI Ventures (or any transferee to whom the rights under this paragraph are assigned) continues to have the rights described in this paragraph, the Issuer shall cause the Board to consist of no more than 10 members (or 12 members following an Event of Default). In addition, for so long as ICI Ventures and its affiliates hold in the aggregate at least 1,320,000 shares of Issuer Common Stock (assuming conversion of all shares of Series G Stock and exercise of all Warrants), ICI Ventures will have the right to receive certain financial information from the Issuer.

                  Pursuant to the Purchase Agreement, no transferee of ICI Ventures or any such transferee will have any rights or obligations with respect to the governance provisions contained in the Purchase Agreement and described in the preceding paragraph, except that ICI Ventures, in its sole discretion, may assign all or a portion of such rights and obligations to a transferee of ICI Ventures and its affiliates that acquires at least 50% of the shares of Issuer Common Stock purchased by ICI Ventures pursuant to the Purchase Agreement (assuming the conversion of the Series G Stock and exercise of the Warrants). Such transferee may further transfer these rights in accordance with the provisions set forth in the foregoing sentence. Any transferee will cease to have the right to elect more than one Board member pursuant to

                                                             Page 14 of 26 Pages

the foregoing provisions at such time as such transferee owns less than 50% of the Issuer Common Stock acquired by ICI Ventures pursuant to the Purchase Agreement (assuming the conversion of the Series G Stock and exercise of the Warrants), and such transferee will cease to have the right to elect any Board members pursuant to the foregoing provisions at such time as such transferee owns less than 25% of the Issuer Common Stock acquired by ICI Ventures pursuant to the Purchase Agreement (assuming the conversion of the Series G Stock and exercise of the Warrants).

                  For so long as any shares of Series G Stock are outstanding, the approval of the holders of at least a majority of the outstanding Series G Stock, voting together as a single class, shall be required for the Issuer to take certain actions, including: (i) any amendment or alteration to the terms of the Certificate of Designation in any manner that adversely affects the Series G Stock; (ii) any increase or decrease in the total number of authorized or outstanding shares of Series G Stock; (iii) any amendment or alteration of the Issuer's constituent documents in a manner that adversely affects the Series G Stock; (iv) the consummation of a liquidation, dissolution or winding up other than in connection with a sale of all or substantially all of the assets of the Issuer, or a Sale of the Issuer (as defined below); or (v) any other actions that require a vote of the holders of the Series G Stock under Delaware law.

                  In addition, for so long as at least 100,000 shares of Series G Stock are outstanding, the approval of the holders of at least a majority of the Series G Stock, voting together as a single class, shall be required for the Issuer to take the following actions: (i) the authorization or issuance of securities ranking senior to the Series G Stock as to dividend distributions and distributions upon liquidation, or securities convertible into such senior securities, except as dividends on the Series B Stock; (ii) the consummation of the sale of all or substantially all of its assets, or a merger or consolidation of the Issuer unless (x) the Issuer is the surviving entity and no change is made in the rights and preferences of the Series G Stock or (y) if the Issuer is not the surviving entity, (A) the resulting entity is a U.S. corporation

                                                             Page 15 of 26 Pages

and (B) the Series G Stock becomes shares of such resulting entity with the same (or more favorable) rights and preferences as the Series G Stock (such transaction, a "Sale of the Issuer"); and (iii) the redemption or other acquisition of shares of Issuer Common Stock or the Issuer's preferred stock, subject to certain exceptions.

                  Furthermore, without the consent of each holder affected, the Issuer may not, by way of an amendment or waiver of its Certificate of Incorporation or the Certificate of Designation, with respect to any shares of Series G Stock held by a non-consenting holder: (i) alter the voting rights with respect to the Series G Stock or reduce the percentage of shares of Series G Stock whose holders must consent to an amendment, supplement or waiver; (ii) reduce the Liquidation Preference or the amount that holders of shares of Series G Stock would receive had they converted such shares into Issuer Common Stock immediately prior to the Issuer's liquidation or dissolution; (iii) reduce the rate of or timing for payment of dividends on the Series G Stock; (iv) alter the form of consideration payable upon conversion of shares of Series G Stock; or
(v) alter the provisions of the Certificate of Designation relating to waivers of the rights of holders of shares of Series G Stock to receive (A) dividends,
(B) the Liquidation Preference or (C) payment upon liquidation.

                  If any of the following events occurs (each, an "Event of Default"), then the Board will automatically increase by two members and the holders of the Series G Stock, voting as a single class, will have the right to elect two additional members to the Board, who will serve until such time as the Issuer pays in full all dividends in arrears and any other default is cured or waived. The Events of Default are: (i) failure of the Issuer to pay any dividend on the Series G Stock when due and the continuation of such failure for a period of five business days; (ii) failure of the Issuer to satisfy any liquidation payment obligation or redemption or repurchase obligation (as described below) with respect to the Series G Stock; (iii) failure of the Issuer to comply in all material respects with certain specified material covenants

                                                             Page 16 of 26 Pages

contained in the Purchase Agreement and the Registration Rights Agreement between the Issuer and ICI Ventures, dated as of February 17, 2000 (the "Registration Rights Agreement"), the terms of which are described below and the continuation of such failure for 45 consecutive days after notice; (iv) the Issuer's payment default under any instrument of indebtedness that results in acceleration of indebtedness of the Issuer aggregating $5,000,000 or more; and
(v) the Issuer's (A) bankruptcy, receivership, assignment for the benefit of creditors or liquidation, or (B) acceleration of any third party obligations or unsatisfied judgments in excess of $1,000,000 that are not satisfied, discharged or stayed within 30 days.

                  If permitted by the terms of the Issuer's outstanding indebtedness, at any time (i) after February 17, 2005, (ii) after an Event of Default which has not been cured or (iii) within 45 days after consummation of a Significant Event (as defined below), holders of a majority of the outstanding shares of Series G Stock may, at their option, require the Issuer to redeem all of the outstanding shares of Series G Stock. The per share redemption price will equal the sum of the Liquidation Preference plus all compounded, accumulated but unpaid dividends. If the terms of the Issuer's outstanding indebtedness do not permit payment of all or any portion of the redemption price in cash, then any shares of Series G Stock that may be redeemed in cash shall be redeemed for cash, and the remainder of the outstanding shares of Series G Stock shall be automatically converted into the number of shares of Issuer Common Stock at a rate equal to the redemption price for such shares divided by the market price per share of Issuer Common Stock over a specified period. Significant Events include: (i) the directors comprising the Board at the beginning of any consecutive two-year period, together with any directors whose nomination for election to the Board was approved by the majority of such directors, ceasing to constitute the majority of the Board at the end of such two-year period; (ii) any business combination where (A) the stockholders of the Issuer immediately prior to such transaction cease to own at least 50% of the voting securities of the surviving entity or (B) any entity or "group" (as defined in Section 13(d)(3) of the Securities

                                                             Page 17 of 26 Pages


Exchange Act of 1934, as amended (the "Exchange Act")) becomes the beneficial owner of more than 50% of the voting securities of the surviving entity or such entity's ultimate parent; (iii) any transfer of more than 50% of the Issuer's voting power to any entity or group; (iv) the sale of all or substantially all of the Issuers' assets; or (v) any liquidation, dissolution or winding up of the Issuer.

                  The Series G Stock is not redeemable by the Issuer prior to February 17, 2005. After February 17, 2005, upon not less than 30 nor more than 60 days' notice, the Issuer may redeem all of the outstanding shares of Series G Stock. The redemption price per share, which is expressed as a percentage of the Liquidation Preference, will be 103.50% if the shares are redeemed during the 12-month period commencing on February 17, 2005; 102.34% if the shares are redeemed during the 12-month period commencing on February 17, 2006; 101.17% if the shares are redeemed during the 12-month period commencing on February 17, 2007; and 100.00% if the shares are redeemed on February 17, 2008 or thereafter. At the Issuer's option, the redemption price will be payable either in cash or in shares of Issuer Common Stock (based on the market price per share of Issuer Common Stock over a specified period).

         Upon the occurrence of a "change of control" (as such term is defined in the Certificate of Designation), the Issuer is required to make an offer to each holder of shares of Series G Stock to redeem all or any part of such holder's shares. The redemption price will be equal to the sum of the aggregate Liquidation Preference for such shares plus all accumulated but unpaid dividends to the date of the repurchase. If the terms of the Issuer's outstanding indebtedness do not permit payment of all or any portion of the redemption price in cash, then any shares of Series G Stock that may be redeemed in cash shall be redeemed for cash, and the remainder of the outstanding shares of Series G Stock shall be automatically converted into shares of Issuer Common Stock at a rate equal to the redemption price for such shares divided by the market price per share of Issuer Common Stock over a specified period. The Issuer may not redeem the shares of Series G Stock for cash upon a change of control until all similar

                                                             Page 18 of 26 Pages


change of control payments required under the Issuer's outstanding indebtedness and its securities ranking senior to the Series G Stock have been made in full.

                  Upon the liquidation, dissolution or winding up of the Issuer, holders of shares of Series G Stock will be entitled to a liquidation preference per share in an amount equal to the greater of (i) the sum of $1,000 per share (the "Liquidation Preference") plus all compounded, accrued but unpaid dividends thereon and (ii) the amount that would have been payable if such holders had converted their shares, including accrued but unpaid dividends thereon, into shares of Issuer Common Stock. At the election of the holders of a majority of the outstanding shares of Series G Stock, a Sale of the Issuer will be deemed a liquidation, dissolution or winding up of the Issuer. If, after receipt of notice of such election, the Issuer cannot pay the entire amount due upon liquidation in cash, the portion of the Liquidation Preference that may be paid in cash shall be paid in cash, and the remainder of the outstanding shares of Series G Stock shall automatically convert into shares of Issuer Common Stock at a rate equal to the market price per share of Issuer Common Stock over a specified period.

                  The Purchase Agreement is attached to this Schedule 13D as
Exhibit 3 and is incorporated herein by reference. The terms of the Series G Stock are set forth in the Certificate of Designation, which is attached to this
Schedule 13D as Exhibit 4 and is incorporated herein by reference.

TERMS OF THE WARRANTS

         The Warrants issued pursuant to the two Warrant Agreements, each dated as of February 17, 2000 (the "Warrant Agreements"), between the Issuer and ICI Ventures, have identical terms except that the Warrants to purchase up to 1,000,000 shares of Issuer Common Stock issued pursuant to the first Warrant Agreement have an exercise price of $40.00 per share, subject to anti-dilution adjustments, and the Warrants to purchase up to 1,000,000 shares of Issuer Common Stock issued pursuant to the second Warrant Agreement have an exercise price of $45.00 per share, subject to anti-dilution adjustments. The

                                                             Page 19 of 26 Pages

warrants are exercisable in whole or in part, in lots of 100 shares of Issuer Common Stock, at any time during the four-year period commencing on February 17, 2000.

                  The terms of the Warrants are set forth in the Warrant Agreements, which are attached to this Schedule 13D as Exhibits 5 and 6, respectively, and are incorporated herein by reference.

REGISTRATION RIGHTS AGREEMENT

                  Pursuant to the terms of the Purchase Agreement, on February 17, 2000, the Issuer and ICI Ventures entered into the Registration Rights Agreement. Under the terms of the Registration Rights Agreement, ICI Ventures and its transferees have the right to require the Issuer to file a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), provided that the party making such registration request holds at least 15% of the aggregate Issuer Common Stock or other securities issued or issuable (i) upon conversion of the Series G Stock, (ii) upon exercise of the Warrants, (iii) as dividends or other distributions on the Series G Stock or (iv) with respect to the securities described in clauses (i) through (iii), by way of a stock split, stock combination or similar capital event (all such securities, the "Registrable Securities"). Such holders of Registrable Securities are entitled to four such "demand" registration rights under the Registration Rights Agreement. Holders of Registrable Securities also have unlimited "piggyback" registration rights with respect to the Registrable Securities. These demand and piggyback registration rights are subject to customary restrictions and limitations.
                  The Issuer has agreed to pay all registration expenses in connection with the registration of the Registrable Securities, except that underwriting discounts and commissions and transfer taxes, if any, will be at the holders' expense. Furthermore, in connection with any registration statement filed pursuant to the Registration Rights Agreement, the Issuer and the holders have agreed to indemnify each other against certain liabilities, including certain liabilities under the Securities Act.

                                                             Page 20 of 26 Pages

                  The Registration Rights Agreement is attached to this 13D as
Exhibit 7 and is incorporated herein by reference.

                  The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Subject to the limitations described above, the Reporting Persons may decide to increase or decrease their investment in the Issuer depending upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

                  Other than as described above, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b) As of February 17, 2000, ICI Ventures did not own any shares of Issuer Common Stock. However, pursuant to Rule 13d-3 under the Exchange Act, ICI Ventures may be deemed to beneficially own 7,555,556 shares of Issuer Common Stock, 5,555,556 shares of which is subject to issuance upon conversion of the Series G Stock and 2,000,000 shares of which is subject to issuance upon exercise of the Warrants ICI Ventures acquired pursuant to the Purchase Agreement. The 7,555,556 shares issuable upon conversion of the Series G Stock and exercise of the Warrants would constitute approximately 12.7% of the Issuer Common Stock outstanding upon such conversion (based on the number of shares of Issuer Common Stock that the Issuer represented in the Purchase Agreement as being outstanding as of November 30, 1999).

                                                             Page 21 of 26 Pages


                  Accordingly, the percentage of the outstanding Issuer Common Stock beneficially owned by ICI Ventures is approximately 12.7%.

                  As the sole members of ICI Ventures, KKR 1996 Fund and KKR Partners have the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by ICI Ventures. As a result, KKR 1996 Fund and KKR Partners may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by ICI Ventures.

                  KKR Associates 1996, as the sole general partner of KKR 1996 Fund, has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by KKR 1996 Fund. KKR Associates Strata, as the sole general partner of KKR Partners, has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by KKR Partners. As a result, KKR Associates 1996 and KKR Associates Strata may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by KKR 1996 Fund and KKR Partners, respectively.

                  KKR 1996 LLC, as the sole general partner of KKR Associates 1996, has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates 1996. As a result, KKR 1996 LLC may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates 1996.

                  Strata LLC, as the sole general partner of KKR Associates Strata, has the power to direct the voting of and disposition of any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates Strata. As a result, Strata LLC may be deemed to beneficially own any shares of Issuer Common Stock deemed to be beneficially owned by KKR Associates Strata.

                  As a member of each of KKR 1996 LLC and Strata LLC, each of Messrs. Kravis, Roberts, MacDonnell, Raether, Michelson, Greene, Tokarz, Golkin, Stuart and Gilhuly may be deemed to

                                                             Page 22 of 26 Pages

beneficially own any shares of Issuer Common Stock that KKR 1996 LLC and Strata LLC may beneficially own or be deemed to beneficially own. Each such individual disclaims beneficial ownership of such shares. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

                  (c) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons and no other person described in Item 2 hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

                  (d) No person other than the ICI Ventures has the right to receive dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock referred to in this Item 5.

                  (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as set forth in Item 4 of this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

                                                             Page 23 of 26 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Joint Filing Agreement, dated February 25, 2000, among ICI Ventures LLC, KKR 1996 Fund L.P., KKR Partners II, L.P., KKR Associates 1996 L.P., KKR 1996 GP LLC, KKR Associates (Strata) L.P. and Strata LLC relating to the filing of a joint statement on
                           Schedule 13D.

         2.                Power of Attorney, dated September 20, 1999.

         3. Purchase Agreement, dated as of December 20, 1999, between Intermedia Communications Inc. and ICI Ventures LLC (incorporated by reference to Exhibit
                           10.1 to Intermedia Communication Inc.'s Current Report on Form 8-K, dated February 17, 2000 (the "Form 8-K")).

         4. Certificate of Designation of 7% Series G Junior Convertible Participating Preferred Stock (incorporated by reference to Exhibit 4.1 to the Form 8-K).

         5. Warrant Agreement, dated as of February 17, 2000, between Intermedia Communications Inc. and ICI Ventures LLC (incorporated by reference to Exhibit
                           4.3 to the Form 8-K).

         6. Warrant Agreement, dated as of February 17, 2000, between Intermedia Communications Inc. and ICI Ventures LLC (incorporated by reference to Exhibit
                           4.2 to the Form 8-K).

         7. Registration Rights Agreement, dated as of February 17, 2000, between Intermedia Communications Inc. and ICI Ventures LLC (incorporated by reference to
                           Exhibit 4.4 to the Form 8-K).

                                                             Page 24 of 26 Pages

                                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                               ICI VENTURES LLC
                               By: KKR 1996 Fund L.P., Member
                               By: KKR Associates 1996 L.P., its General Partner
                               By: KKR 1996 GP LLC, its General Partner


                               By: /s/ William J. Janetschek
                                   ---------------------------------------------
                                   Name: William J. Janetschek
                                   Title: Attorney-in-fact for Henry R. Kravis


                               KKR 1996 FUND L.P.
                               By: KKR Associates 1996 L.P., its General Partner
                               By: KKR 1996 GP LLC, its General Partner


                               By: /s/ William J. Janetschek
                                   ---------------------------------------------
                                   Name: William J. Janetschek
                                   Title: Attorney-in-fact for Henry R. Kravis


                                KKR PARTNERS II, L.P.
                                By: KKR Associates (Strata) L.P.,
                                    its General Partner
                                By: Strata LLC, General Partner


                                By: /s/ William J. Janetschek
                                    --------------------------------------------
                                    Name: William J. Janetschek
                                    Title: Attorney-in-fact for Henry R. Kravis


                                KKR ASSOCIATES 1996 L.P.
                                By: KKR 1996 GP LLC, its General Partner


                                By: /s/ William J. Janetschek
                                    --------------------------------------------
                                    Name: William J. Janetschek
                                    Title: Attorney-in-fact for Henry R. Kravis

                                                             Page 25 of 26 Pages

                                KKR ASSOCIATES (STRATA) L.P.
                                By: Strata LLC, its General Partner


                                By: /s/ William J. Janetschek
                                    --------------------------------------------
                                    Name: William J. Janetschek
                                    Title: Attorney-in-fact for Henry R. Kravis


                                KKR 1996 GP LLC


                                By: /s/ William J. Janetschek
                                    --------------------------------------------
                                    Name: William J. Janetschek
                                    Title: Attorney-in-fact for Henry R. Kravis

                                STRATA LLC


                                By: /s/ William J. Janetschek
                                    --------------------------------------------
                                Name: William J. Janetschek
                                Title: Attorney-in-fact for Henry R. Kravis


Dated: February 25, 2000

                                                             Page 26 of 26 Pages


                                INDEX TO EXHIBITS

EXHIBIT NUMBER    DESCRIPTION OF EXHIBITS
         1.       Joint Filing Agreement, dated February 25, 2000,
                  among ICI Ventures LLC, KKR 1996 Fund L.P., KKR
                  Partners II, L.P., KKR Associates 1996 L.P., KKR 1996
                  GP LLC, KKR Associates (Strata) L.P. and Strata LLC
                  relating to the filing of a joint statement on
                  Schedule 13D.

         2.       Power of Attorney, dated September 20, 1999.

         3. Purchase Agreement, dated as of December 20, 1999, between Intermedia Communications Inc. and ICI
                  Ventures LLC (incorporated by reference to Exhibit
                  10.1 to Intermedia Communication Inc.'s Current
                  Report on Form 8-K, dated February 17, 2000 (the
                  "Form 8-K")).

         4.       Certificate of Designation of 7% Series G Junior
                  Convertible Participating Preferred Stock
                  (incorporated by reference to Exhibit 4.1 to the Form
                  8-K).

         5. Warrant Agreement, dated as of February 17, 2000, between Intermedia Communications Inc. and ICI
                  Ventures LLC (incorporated by reference to Exhibit
                  4.3 to the Form 8-K).

         6. Warrant Agreement, dated as of February 17, 2000, between Intermedia Communications Inc. and ICI
                  Ventures LLC (incorporated by reference to Exhibit
                  4.2 to the Form 8-K).

         7. Registration Rights Agreement, dated as of February 17, 2000, between Intermedia Communications Inc. and ICI Ventures LLC
                  (incorporated by reference to Exhibit 4.4 to the Form 8-K).